EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31  (in millions)  1994     1993*   1992**   1991*** 1990
Fixed Charges:
   Interest expense                  $  732  $   755  $  845   $  818  $  855
   Rental expense                       190      201     213      211     196
    Total fixed charges before
     capitalized interest               922      956   1,058    1,029   1,051
   Capitalized interest                   2        5      17        3       -
    Total fixed charges              $  924  $   961  $1,075   $1,032  $1,051
Earnings available for fixed
  charges:
   Earnings****                      $1,602  $  (227)  $ 171   $  963  $1,103
   Less undistributed income in
    minority owned companies            (54)     (51)    (52)     (70)    (60)
   Add fixed charges before
    capitalized interest                922      956   1,058    1,029   1,051
   Total earnings available for
    fixed charges                    $2,470  $   678 $ 1,177   $1,922  $2,094
Ratio of earnings to
 fixed charges (1)(2)                  2.67     0.71    1.09     1.86    1.99

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Management believes that this allocation method is reasonable in light of the debt specifically assigned to discontinued operations. The discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.
(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charges ratio levels than do non-financial companies.
* In 1993, the ratio of earnings to fixed charges includes the effect of the $1,373 million before-tax ($813 million after-tax) charge incurred in connection with the restructuring provision and litigation settlements. Excluding this charge, the ratio was 2.13. 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.
** In 1992, the ratio of earnings to fixed charges includes the effect of the $936 million before-tax ($778 million after-tax) charge incurred in connection with the decision to disengage from the Company's Insurance and Other Financial Services businesses. Excluding this charge, the ratio was 2.05.
*** In 1991, the ratio of earnings to fixed charges includes the effect of the $175 million before-tax charge incurred in connection with the Document Processing work-force reduction. Excluding this charge, the ratio was 2.08.
**** Sum of income before income taxes and income in minority owned companies.